December 24, 2013

Via EDGAR

Scott Anderegg

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Anderegg:

Re: Cosmo Ventures Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 28, 2013, November 4, 2013, December 9, 2013

File No. 333-188873

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Condensed Statements of Operations, page 43

1. We note your designation of the September 30, 2013 condensed balance sheet on page 42 as “unaudited” However, this designation was not applied to what appears to be other unaudited information presented throughout the interim financial statements. To the extent the interim financial information is unaudited, please revise to label all interim financial statements and related notes as unaudited.

ANSWER: The interim financial information has been revised to label all interim financial statements and related notes as unaudited.

Exhibit 23

2. Within the consent filed as exhibit 23, we note your auditor consents to the use of its review report dated November 27, 2013 in your registration statement. However, we did not identify any such review report included in the registration statement. To the extent any reference is made to the review report, please revise to include such review report in the registration statement. Alternatively, you may request your auditor to remove the reference to the review report in its consent.

ANSWER: The auditor has removed the reference to the review report in its consent.

Thank you.

Sonu Ram